**Exhibit 12(a)**

**FPL GROUP, INC. AND SUBSIDIARIES**
**COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND**
**RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS** [a]

|  | Three Months Ended March 31, 2004 |
|---|---|
|  | (millions of dollars) |
| Earnings, as defined: | |
| Net income | $ 138 |
| Income taxes | 28 |
| Fixed charges included in the determination of net income, as below | 126 |
| Amortization of capitalized interest | 2 |
| Distributed income of equity method investees | 8 |
| Less: Equity in earnings of equity method investees | 15 |
| Total earnings, as defined | $ 287 |
| Fixed charges, as defined: | |
| Interest charges | $ 122 |
| Rental interest factor | 4 |
| Fixed charges included in the determination of net income | 126 |
| Capitalized interest | 12 |
| Total fixed charges, as defined | $ 138 |
| Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends [a] | 2.08 |

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[a] FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.